UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Clovis Oncology, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
189464100
(CUSIP Number)
November 21, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189464100 13G Page 2 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 1,303,668*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 1,303,668*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,668*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*  Beneficial ownership percentage is based on 20,765,590 shares of common stock, $0.001 par value per share (“Common Stock”), of Clovis Oncology, Inc., a Delaware corporation (the “Issuer”), expected by the Issuer to be and outstanding after the closing of its initial public offering on November 21, 2011, as reported by the Issuer in its Registration Statement on Form S-1, as amended (File No. 333-175080), as declared effective by the Securities and Exchange Commission on November 15, 2011.  Abingworth LLP (“Abingworth”) is the investment manager to a number of investment funds that include Abingworth Bioventures V L.P. (“ABV V” and, together with Abingworth, the “Reporting Persons”).  As of November 21, 2011, ABV V is the owner of record of 1,303,668 shares of Common Stock.  Abingworth, as the investment manager to ABV V, may be deemed to beneficially own the 1,303,668 shares of Common Stock held by ABV V.  This report shall not be deemed an admission that either of the Reporting Persons or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 189464100 13G Page 3 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 1,303,668*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 1,303,668*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,668*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*  Beneficial ownership percentage is based on 20,765,590 shares of Common Stock of the Issuer expected by the Issuer to be and outstanding after the closing of its initial public offering on November 21, 2011, as reported by the Issuer in its Registration Statement on Form S-1, as amended (File No. 333-175080), as declared effective by the Securities and Exchange Commission on November 15, 2011.  Abingworth is the investment manager to a number of investment funds that include ABV V.  As of November 21, 2011, ABV V is the owner of record of 1,303,668 shares of Common Stock.  Abingworth, as the investment manager to ABV V, may be deemed to beneficially own the 1,303,668 shares of Common Stock held by ABV V.  This report shall not be deemed an admission that either of the Reporting Persons or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 189464100 13G Page 4 of 6

Item 1(a).	Name of Issuer: Clovis Oncology, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2525 28th Street, Suite 100, Boulder, Colorado 80301.

Item 2(a).
Name of Persons Filing:  This Schedule 13G is being filed by Abingworth LLP (“Abingworth”) and Abingworth Bioventures V L.P. (“ABV V” and, together with Abingworth, the “Reporting Persons”).  Abingworth is the investment manager to a number of investment funds that include ABV V.  As of November 21, 2011, ABV V is the owner of record of 1,303,668 shares of the Issuer’s common stock, $0.001 par value per share (“Common Stock”).  Abingworth, as the investment manager to ABV V, may be deemed to beneficially own the 1,303,668 shares of Common Stock held by ABV V.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The business address for each Reporting Persons is Princes House, 38 Jermyn Street, London SW1Y 6DN, United Kingdom.

Item 2(c).	Citizenship: Abingworth is a limited liability partnership organized under the laws of England. ABV V is a limited partnership organized under the laws of England.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share.

Item 2(f).	CUSIP Number: 189464100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a: Not applicable.

Item 4.	Ownership. As reported in the cover pages to this report, the ownership information with respect to each of the Reporting Persons is as follows:

              (a)           Amount Beneficially Owned (as of November 21, 2011):                                                            1,303,668*

              (b)           Percent of Class (as of November 21, 2011):                                                                                6.3%*

              (c)           Number of Shares as to which such person has:

               (i)           sole power to vote or to direct the vote:                                                                          0

               (ii)           shared power to vote or to direct the vote:                                                                     1,303,668*

               (iii)           sole power to dispose or to direct the disposition:                                                      0

               (iv)           shared power to dispose or to direct the disposition:                                                   1,303,668*

*
Beneficial ownership percentage is based on 20,765,590 shares of Common Stock expected by the Issuer to be and outstanding after the closing of its initial public offering on November 21, 2011, as reported by the Issuer in its Registration Statement on Form S-1, as amended (File No. 333-175080), as declared effective by the Securities and Exchange Commission on November 15, 2011.  Abingworth is the investment manager to a number of investment funds that include ABV V.  As of November 21, 2011, ABV V is the owner of record of 1,303,668 shares of Common Stock.  Abingworth, as the investment manager to ABV V, may be deemed to beneficially own the 1,303,668 shares of Common Stock held by ABV V.  This report shall not be deemed an admission that either of the Reporting Persons or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 18946410006 13G Page 5 of 6

Item 5.          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐

Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 189464100 13G Page 6 of 6

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2011

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)